

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2015

VIA US MAIL
Ryan A. Schreiber
President, General Counsel, and Secretary
dELiA*s, Inc.
50 West 23rd Street
New York, New York 10010

> **Re:** **dELiA*s, Inc.**
> **Form 10-K for the Fiscal Year Ended February 1, 2014**
> **Filed April 17, 2014**
> **File No. 0-51648**

Dear Mr. Schreiber:

We have reviewed your filings and have the following comment:

1. We note that your quarterly report on Form 10-Q for the third quarter of the fiscal year 2015, which was due to be filed with us in December, has yet to be filed. Please let us know your intentions regarding filing the delinquent report.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Charlie Guidry, Staff Attorney, at 202.551.3621, Dietrich King, Legal Branch Chief, at 202.551.3338, or me at 202.551.3338 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director